Exhibit 99.1

CONSENT OF NOMINEE FOR DIRECTOR

The undersigned nominee for director hereby consents to the disclosure under the caption “Management” in the Vanguard Natural Resources, LLC Registration Statement on Form S-1 that the undersigned has been elected and appointed as a director of Vanguard Natural Resources, LLC effective upon completion of the offering of common units as contemplated in the Registration Statement.

Date:  September 12, 2007

/s/ W. Richard Anderson
W. Richard Anderson